Exhibit 8.1

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2017:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA (1):	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2	%(2)
Emprex:	Mexico	100.0%
FEMSA Comercio(3)	Mexico	100.0%
CB Equity(4)	United Kingdom	100.0%

(1)	Compañía Internacional de Bebidas, S.A. de C.V.
(2)	Percentage of issued and outstanding capital stock owned by CIBSA (63% of Coca-Cola FEMSA’s capital stock with full voting rights).
(3)	Includes the Retail Division, the Health Division and the Fuel Division.
(4)	Ownership in CB Equity held through various FEMSA subsidiaries. A majority of our Heineken Investment is held by CB Equity.